[GOOGLE INC. LETTERHEAD]

December 21, 2007

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Craig Slivka

Re:	Google Inc.
Definitive 14A
Filed April 4, 2007
File No. 0-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 7, 2007, relating to the above referenced filing (the “Filing”).

In this letter, we have recited the Staff’s comment in italicized, bold type, and have followed the comment with Google’s response.

1.	Refer to comment 7 of our letter dated August 21, 2007. Please provide a more detailed analysis justifying the omission of disclosure relating to the specific Company Multiplier formula. Specifically, you state on page 6 of your response that “because non-GAAP operating income is calculated in part based on our operating expenses, disclosure of the Company Multiplier would give our competitors insight into our projected spending patterns, enabling them to unfairly compete with us by adjusting their spending patterns based on ours.” In an effort to better understand your position, please address with more detail how the stated competitive advantage could be obtained in light of the fact that you publicly disclose your operating expenses.

As we stated in our letter to the Staff dated September 21, 2007, on page 43 of the Filing, we disclosed that the executive officer bonus plan payout for 2006 was determined by

Securities and Exchange Commission

December 21, 2007

multiplying the following four items together: Annual Salary, Bonus Percentage, Individual Multiplier and Company Multiplier. We disclosed each executive’s annual salary and bonus percentage, and we also discussed how the Individual Multiplier was determined. We stated on pages 42 and 43 of the Filing that the Company Multiplier was based on non-GAAP operating income, which consisted of GAAP income excluding stock-based compensation expense, intellectual property research and development expenses and contributions to the Google Foundation. We also explained that the Company Multiplier is the same for all participants, and that performance that meets threshold expectations also yields a 100% Company Multiplier.

In response to comment 7 of the Staff’s letter to us dated August 21, 2007 as well as the comment above, in future filings we will provide disclosure regarding the terms of the performance objectives underlying the Company Multiplier to be achieved for our executive officers to earn their incentive compensation. As a result of disclosing such information, we respectfully submit that we no longer need to address how we would suffer competitive harm if we disclosed our operating expenses.

* * * * *

Securities and Exchange Commission

December 21, 2007

Google acknowledges that:

•	Google is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	Google may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (tel: 650/253-6615). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: 650/240-3928) as well as that of Mr. Segre of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel (fax: 650/493-6811). Thank you for your assistance.

Very truly yours, GOOGLE INC.

/s/ Dave Sobota
Dave Sobota Managing Counsel

cc:	David Drummond
Kent Walker
David Segre